UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NovaCopper Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

66988K102
(CUSIP Number)

Andrew Philip Burgin, Director
Gold First Investments Limited
Unit 801-2, 8/F, Tung Hip Commercial Building
244-248 Des Voeux Road Central
Sheung Wan, Hong Kong
+852 2575 0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ‘

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 66988K102

1,	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Gold First Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	NUMBER OF	7.	SOLE VOTING POWER 5,568,000(1)
SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY
	EACH	9.	SOLE DISPOSITIVE POWER 5,568,000(1)
REPORTING
	PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,568,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE INSTRUCTIONS)

5.3%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Based upon information furnished by the issuer that 104,796,421 common shares of the issuer were outstanding as at December 4, 2015.

SCHEDULE 13D/A
CUSIP No. 66988K102

1,	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Notela Resource Advisors Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Province of Alberta, Canada

	NUMBER OF	7.	SOLE VOTING POWER 5,568,000(1)
SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY
	EACH	9.	SOLE DISPOSITIVE POWER 5,568,000(1)
REPORTING
	PERSON WITH	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,568,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (SEE INSTRUCTIONS)

5.3%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(1)	Based upon information furnished by the issuer that 104,796,421 common shares of the issuer were outstanding as at December 4, 2015.

SCHEDULE 13D/A
CUSIP No. 66988K102

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D, originally filed with the United States Securities and Exchange Commission on June 29, 2015 (the “Statement”), with respect to the common shares of NovaCopper Inc. (the “Issuer”).  All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On November 23, 2015, Gold First entered into a share purchase agreement (the “Share Purchase Agreement”) with Resource Capital Fund VI L.P. (the “Purchaser”), pursuant to which Gold First agreed to sell, transfer and assign to the Purchaser 8,352,000 Common Shares for an aggregate purchase price of US$3,300,000. On December 4, 2015, the closing of the transaction contemplated by the Share Purchase Agreement occurred.

This description of the Share Purchase Agreement is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is filed as Exhibit 2.2 to this Statement and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)
As at December 4, 2015, Gold First held 5,568,000 Common Shares, or 5.3% of the outstanding Common Shares, based upon information furnished by the Issuer that 104,796,421 Common Shares were outstanding as of such date. Notela may be deemed to beneficially own the Common Shares held directly by Gold First owing to Notela’s 60% interest in Gold First.

(b)
The board of directors of Gold First has sole voting and dispositive power over the Common Shares described in Item 5(a) above.  The directors of Gold First are listed in Annex A, which is incorporated herein by reference. Notela may be deemed to have voting and dispositive power over the Common Shares held directly by Gold First owing to Notela’s 60% interest in Gold First.

(c)	The information set forth in Item 3 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On November 18, 2015, Mr. Philip O’Neill resigned from the board of directors of the Issuer. The resignation of Mr. O’Neill was not due to any disagreement with the Issuer.

The information set forth under Item 4 is incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

2.1
Arrangement Agreement, dated April 22, 2015, between the Issuer and Sunward Resources Ltd. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 27, 2015)

Exhibit No.	Description

2.2	Share Purchase Agreement, dated November 23, 2015, between Gold First and the Purchaser

99.1	Joint Filing Agreement, dated June 19, 2015, between Gold First and Notela (previously filed as Exhibit 99.1 to the Statement and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2015	GOLD FIRST INVESTMENTS LIMITED

By: /s/ Andrew P. Burgin
Name: Andrew P. Burgin
Title: Director

Date: December 7, 2015	NOTELA RESOURCE ADVISORS LTD.

By: /s/ Philip O'Neill
Name: Philip O'Neill
Title: Director

ANNEX A

Gold First Investments Limited

The name, title, present principal occupation or employment and citizenship of the directors and executive officers of Gold First Investments Limited are set forth below. Except for Mr. O’Neill, the business address of each person is Unit 801-2, 8/F, Tung Hip Commercial Building, 244-248 Des Voeux Road Central, Sheung Wan, Hong Kong.

Name (Title at Gold First Investments Limited)	Present Principal Occupation (Business Address of Other Employer)	Citizenship	Common Shares

Philip O’Neill (Director)	Director, Notela Resource Advisors Ltd.; President, MP1 Capital Ltd. (819 22nd Avenue NW, Calgary, Alberta T2M 1P3, Canada)	Canada	254,999(1)

Andrew Philip Burgin (Director)	Accountant at Asia-Pacific Accounting & Secretarial Services Limited (Unit 801-2, 8/F, Tung Hip Commercial Building, 244-248 Des Voeux Road Central, Sheung Wan, Hong Kong)	United Kingdom

Kevin John O’Shaughnessy (Director)	Accountant at Bromarv Limited (Suite 2211, Tower 2, Times Square, 1 Matheson Street, Causway Bay, Hong Kong)	United Kingdom	6,000(2)

Notela Resource Advisors Ltd.

The name, title, present principal occupation or employment and citizenship of the directors and officers of Notela Resource Advisors Ltd. are set forth below. The business address of each person is 819 22nd Avenue NW, Calgary, AB, T2M 1P3, Canada.

Name (Title at Notela Resource Advisors Ltd.)	Present Principal Occupation (Business Address of Other Employer)	Citizenship	Common Shares

Philip O’Neill (Director)	Director, Gold First Investments Limited; President, MP1 Capital Ltd. (819 22nd Avenue NW, Calgary, Alberta T2M 1P3, Canada)	Canada	254,999(1)

David Forest (Director)	Geologist	Canada

Mr. O’Neill, Mr. Forest and The Carl And Eunice Marosits 2012 Joint Spousal Trust each hold 33% of Notela Resource Advisors Ltd. Each of the foregoing disclaims beneficial ownership over the common shares of NovaCopper Inc. held by Gold First Investments Limited except to the extent of their respective pecuniary interest therein.

(1) Represents 79,999 common shares of NovaCopper Inc. (the “Issuer”) held by Mr. O’Neill, common shares issuable upon exercise of 100,000 options held by Mr. O’Neill, and common shares issuable upon conversion of 75,000 deferred share units.

(2) In connection with the arrangement agreement between the Issuer and Sunward Resources Ltd. (“Sunward”), pursuant to which the Issuer acquired Sunward (the “Arrangement”) on June 19, 2015, Mr. O’Shaughnessy received 0.3 shares of the Issuer for each share of Sunward held immediately prior to the effective time of the Arrangement.